SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 4, 2018.

TRANSLATION

Buenos Aires, December 4, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. and Petronas E&P

Argentina S.A. advance to full development in La Amarga Chica block.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that connection, and following the information provided to the market in our previous relevant notices1, we inform you that YPF S.A. (“YPF”) and PETRONAS E&P ARGENTINA S.A. (“PEPASA”) have agreed to start with the development phase of the La Amarga Chica block located in the Province of Neuquén.

In that sense, both companies are planning to invest more than 2.3 billion dollars for the next 4 years, which is the second largest direct YPF’s investment for the development of unconventional crude oil in Argentina. The goal is to reach a production of 60,000 barrels of oil equivalent per day by 2022. The project foresees a development with an estimated investment of 7 billion dollars through the life of the project, and a production level of approximately 75,000 barrels of oil equivalent.

La Amarga Chica becomes the third project that YPF and its partners carry out successfully to the stage of massive development, after Loma Campana and El Orejano.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

[1]	Relevant notices dated August 28, 2014; December 10, 2014; May 11, 2015, November 23, 2016 and February 1, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 4, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer